Free Writing Prospectus dated March 13, 2024 (to Prospectus dated March 11, 2024 and Preliminary Prospectus Supplement dated March 13, 2024)	Filed pursuant to Rule 433 Registration Statement No. 333-277815

$350,000,000 5.150% Notes due 2027 (the “2027 Notes”)

$650,000,000 5.400% Notes due 2034 (the “2034 Notes”)

Final Term Sheet

March 13, 2024

Issuer:	Smith & Nephew plc (the “Issuer”)
Security Description:	Senior Notes
Trade Date:	March 13, 2024
Settlement Date*:	March 20, 2024 (T+5)
Maturity Date:	2027 Notes: March 20, 2027 2034 Notes: March 20, 2034
Aggregate Principal Amount:	2027 Notes: $350,000,000 2034 Notes: $650,000,000
Price to Public:	2027 Notes: 99.893% of the aggregate principal amount 2034 Notes: 99.695% of the aggregate principal amount
Coupon:	2027 Notes: 5.150% 2034 Notes: 5.400%
Interest Payment Dates:	March 20 and September 20, commencing September 20, 2024
Benchmark Treasury:	2027 Notes: 4.125% due February 15, 2027 2034 Notes: 4.000% due February 15, 2034
Benchmark Treasury Price and Yield:	2027 Notes: 99-09; 4.389% 2034 Notes: 98-15; 4.190%

Spread to Benchmark Treasury:	2027 Notes: 80 basis points 2034 Notes: 125 basis points
Yield to Maturity:	2027 Notes: 5.189% 2034 Notes: 5.440%
Make Whole Call:	2027 Notes: At any time prior to February 20, 2027 at a discount rate of Treasury Rate plus 15 bps 2034 Notes: At any time prior to December 20, 2033 at a discount rate of Treasury Rate plus 20 bps
Par Call:	2027 Notes: On or after February 20, 2027, 100% 2034 Notes: On or after December 20, 2033, 100%
Gross Proceeds to Issuer:	2027 Notes: $349,625,500 2034 Notes: $648,017,500
Underwriting Discount:	2027 Notes: 0.450% of the aggregate principal amount 2034 Notes: 0.450% of the aggregate principal amount
Net Proceeds to Issuer (before expenses):	2027 Notes: $348,050,500 2034 Notes: $645,092,500
Use of Proceeds	The Issuer intends to use approximately $800,000,000 of the net proceeds to repay the amount outstanding under the Issuer’s revolving credit facility (which was drawn down to fund the redemption in 2023 of the Issuer’s 3.26% private placement notes due 2023, 3.89% private placement notes due 2024 and floating rate private placement notes due 2024 and in connection with the Issuer’s recent acquisition of CartiHeal), to redeem at maturity the Issuer’s 3.36% private placement notes due 2024, and otherwise for general corporate purposes. Certain of the underwriters and/or their affiliates are lenders under the Issuer’s revolving credit facility and accordingly will each receive a portion, which may exceed 5%, of the net proceeds of this offering.
CUSIP / ISIN:	2027 Notes: 83192PAC2 / US83192PAC23 2034 Notes: 83192PAD0 / US83192PAD06
Day Count Fraction:	30/360 (following, unadjusted)

Business Days:	New York and London
Tax Redemption:	100%
Change of Control Repurchase Event:	Put at 101%
Governing Law:	New York

Listing:	Application will be made for the Notes to be listed on the New York Stock Exchange.

Denominations/Multiple:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Expected Ratings**:	Baa2 (Moody’s) BBB+ (S&P)

Joint Book-Running Managers:	J.P. Morgan Securities LLC HSBC Securities (USA) Inc. Mizuho Securities USA LLC SG Americas Securities, LLC

Bookrunners:	Bank of China Limited, London Branch BNP Paribas Securities Corp. BofA Securities, Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the Prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Prospectus and Preliminary Prospectus Supplement from J.P. Morgan Securities LLC by calling collect +1-212-834-4533, HSBC Securities (USA) Inc. by calling toll-free at +1-866-811-8049, Mizuho Securities USA LLC by calling toll-free at +1-866-271-7403 or SG Americas Securities, LLC by calling toll-free at +1-855-881-2108.

If this term sheet has been distributed by electronic transmission, such as e-mail, then such transmission cannot be guaranteed to be secure or error-free as information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete, or contain viruses. The sender therefore does not accept liability for any errors or omissions in the contents of this term sheet, which may arise as a result of electronic transmission.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, as amended, or Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

The communication of this term sheet and any other document or materials relating to the issue of the Notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.

This term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This term sheet and such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any other documents and/or materials relating to the issue of the Notes or any of their contents.